SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

A press release dated February 13, 2003, announcing appointments to Groupe Danone’s Board of Directors.

—————————— PRESS RELEASE ——————————

GROUPE DANONE Board of Directors

At the GROUPE DANONE Board of Directors meeting held on Thursday February 13th 2003, proposals were put forward for the appointment of three new independent administrators.

These appointments follow the announcement that Messrs Cannac, de Royère and Lenain are to step down from the Board.

Having sat on the Board of Directors since 1987, Edouard de ROYERE has decided for personal reasons to resign from his administrative functions following the board meeting on April 11th 2003. The mandates of Yves CANNAC and Philippe LENAIN will not be renewed. Yves CANNAC has been a member of the GROUPE DANONE Board of Directors since 1985, and Philippe LENAIN since 1991.

The Board of Directors has unanimously paid tribute to the contributions of Messrs Cannac, de Royère and Lenain, all three of whom have contributed to the major strategic decisions taken by Groupe DANONE during its years of far-reaching transformation.

At the General Shareholders’ Meeting to take place on April 11th 2003, a vote will be taken on the appointment of three new administrators, namely Messrs GOBLET d’ALVIELLA, MOGREN and POTIER.

Richard GOBLET D’ALVIELLA, 54, has been a managing director of Sofina S.A. since 1989. Sofina S.A. is a Finance Company listed on the Belgian stock exchange. He is a Belgian citizen.

Hakan MOGREN, 58, has been Chairman of Reckitt Benckiser since May 2001 and Joint Deputy Chairman of Astra Zeneca plc since 1999. Prior to its merger with Zeneca plc, he was Chairman and CEO of Astra. Hakan Mogren is a Swedish citizen.

Benoît POTIER, 45, has been Chairman of the Board of Directors of Air Liquide since November 2001, having previously been CEO of the same Group, responsible for all operational and development activities.

Following the appointments of Messrs BONNELL and FABER in 2002, and with these three proposed appointments, more than a third of GROUPE DANONE’s administrators will have been renewed in the space of a year. Furthermore, the Board of Directors believes that the arrival of administrators with the caliber and personalities of Messrs GOBLET d’ALVIELLA, MOGREN and POTIER will provide crucial support for the Group’s ambitious development strategy.

Paris, February 13th 2003

For further information:

Communication Department: 0033 (0)1 44 35 20 75

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 18, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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